UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022
Commission File Number: 001-40277
OLINK HOLDING AB (PUBL)
(Exact Name of Registrant as Specified in its Charter)

Uppsala Science Park
SE-751 83
Uppsala, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On December 29, 2022, Olink Holding AB (publ) issued a news release, which is furnished as Exhibit 99.1 to this form 6-K.

Exhibit No.        Description

99.1                    Olink Holding AB (publ) news release dated December 29, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By: /s/ Jon Heimer
Name:Jon Heimer
Title: Chief Executive Officer
Date: November 10, 2022